HAEMACURE CORPORATION

                                                           For immediate release



                                  PRESS RELEASE



       HAEMACURE ANNOUNCES NEW CREDIT FACILITY WITH UPS CAPITAL, LOGISTICS
                    AGREEMENT WITH LIVINGSTON HEALTHCARE AND
                      PRELIMINARY FISCAL YEAR 2001 RESULTS


Montreal, Quebec (Canada) November 27, 2001 - Haemacure Corporation today announced that it has entered into a new credit facility of US$6.0 million ($9.5 Canadian) with UPS Capital Corporation of Atlanta, Georgia. The new facility will be used to fund working capital needs and will be backed by its accounts receivable and inventory. Also, the Company has signed a logistics agreement with Livingston Healthcare Service Inc., an affiliate of United Parcel Services
(UPS) devoted to the pharmaceutical and healthcare industry. Livingston will handle all of the Company's transportation and warehousing logistics associated with Hemaseel APR(R) from the manufacturer in Vienna, Austria to the refrigerated warehouse and distribution facility in Forth Worth, Texas through to the Company's customer hospitals. This will provide the Company with improved control over transportation conditions of this refrigerated product from the manufacturer to the end-user.

Also today, the Company announced that, based on preliminary and unaudited results, its performance for fiscal year 2001 (which ended October 31) will be in accordance with its financial guidance issued in February 2001 with respect to margins, operating expenses and loss per share, while revenues were slightly off. Due to the September 11, 2001 event, sales for the month of September were lower than projected, as many surgeries were postponed. Nevertheless, sales revenues for Hemaseel APR for the 4th quarter of fiscal year 2001 are projected to increase for the 13th consecutive quarter. Also based on preliminary and unaudited results, Gelfoam(R) sales revenues increased over 50% as compared to the previous quarter, the first quarter Gelfoam sales revenues were reported.

As projected in the financial guidance of February 2001, Haemacure will achieve its target of positive EBITDA for the 4th quarter of 2001, as well as its first positive earnings per share for a quarter, estimated at $0.04 per share. Sales for the 4th quarter increased 7% over the 3rd quarter, thus ending the fiscal year 2001 with a 46% increase over fiscal year 2000. Audited annual financial statements are projected for release during the 3rd week of December 2001.


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Haemacure Corporation is a Canada-based company specialized in the development and commercialization of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing, clinical and regulatory offices in Sarasota, Florida through a wholly-owned subsidiary. The company is traded under stock symbol TSE:HAE on the Toronto Stock Exchange. The Company is a reporting company with the U.S. Securities Exchange Commission.

All dollar amounts set forth in this press release are in Canadian dollars, except where otherwise stated.

Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities and Litigation Reform Act of 1995 (United States). In addition, words such as "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, acceptance of the Company's products by medical professionals, the ability of the Company to continue to develop products, the completion of the BPL manufacturing facility, the effect of competition, and any other risks described from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this release represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.


                                     - 30 -


Source:                             HAEMACURE CORPORATION

Toronto Stock Exchange:             TSE:HAE

Contacts: Mr. Marc Paquin        Mr. James Roberts          Mr. Clement Gagnon
          President and CEO      VP Finance & Admin., CFO   CGE Communication
          Haemacure Corporation  Haemacure Corporation        Group
          Tel.: (941) 364-3700   Tel.: (941) 364-3700       Tel.: (514) 987-1455